Sheppard, Mullin, Richter & Hampton LLP

379 Lytton Avenue

Palo Alto, California 94301

650.815.2600 main

650.815.2601 fax

www.sheppardmullin.com

Jason R. Schendel

650.815.2621 direct

jschendel@sheppardmullin.com

July 31, 2019

Via Federal Express

Division of Corporation Finance Office of Electronics and Machinery U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attention Julie Sherman and Martin James

Re:	DIODES INC /DEL/ Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 21, 2019

Form 10-Q for the Quarterly Period Ended March 31, 2019

Filed May 7, 2019

File No. 002-25577

Dear Julie Sherman and Martin James:

This letter is being delivered in order to respond to the comments from the staff (the "Staff") of the Securities and Exchange Commission (the “Commission”) provided to Diodes Incorporated, a Delaware corporation (the “Company”), in a letter dated July 26, 2019 (the "Comment Letter") related to the Company’s most recent annual report on Form 10-K and quarterly report on Form 10-Q.

The Staff’s comments set forth in the above-mentioned Comment Letter are reproduced below in italics, followed by the Company's responses.

Form 10-Q for the Quarter ended March 31, 2019

Note 7 - Segment Information and Net Sales, page 13

1.

We note the increased focus on your end markets, namely industrial, consumer, communications, computing and automotive, in your discussion of revenues in MD&A as well as in your discussions during the 2019 first quarter earnings call. Please explain to us your conclusion not to provide comparative revenues by end markets as part of your enterprise-wide disclosures pursuant to the guidance in ASC 280-10-50-40, or confirm that you will provide the disclosures in future filings.

Division of Corporation Finance

July 31, 2019

Response:  The Company has discussed the Staff’s comments set forth in the Comment Letter with its management team and external advisors.  Following such further consideration, the Company has determined to include comparative revenue measurements by end markets as part of its enterprise-wide disclosures pursuant to the guidance in ASC 280-10-50-40, as requested by the Staff.  The first such disclosure will appear in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, which the Company will file with the Commission on or about August 5, 2019.

If you have any questions with respect to the foregoing, please do not hesitate to contact the undersigned (telephone: (650) 815-2621; email: jschendel@sheppardmullin.com) of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company.

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Division of Corporation Finance

July 31, 2019

Please indicate receipt of this letter by date stamping the enclosed copy of the first page of this letter and returning it to us in the prepaid, self-addressed envelope provided.

Sincerely, /s/ Jason R. Schendel Jason R. Schendel
for Sheppard, Mullin, Richter & Hampton llp

Enclosures

cc:	Brett R. Whitmire, Diodes Incorporated Peter Menard, Sheppard, Mullin, Richter & Hampton LLP